                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                   Under the Securities Exchange Act of 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                               (Amendment No. )*

                              POLLO TROPICAL, INC.
                              --------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of class of securities)

                                  731513 10 7
                                 (CUSIP Number)

                              MR. LARRY J. HARRIS
                          10221 SOUTHWEST 143RD STREET
                              MIAMI, FLORIDA 33176
                                 (305) 670-7696
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:
                             MR. C. WILLIAM BAXLEY
                                KING & SPALDING
                           191 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30303-1763
                                 (404) 572-4600

                                 MARCH 13, 1998
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)


                               Page 1 of 20 Pages
                            Exhibit Index on Page 9

CUSIP NO. 731513 10 7

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  LARRY J. HARRIS

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a)         [ ]
                                                                                             (b)         [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES

 NUMBER OF                          7.      SOLE VOTING POWER                                         80,025
  SHARES
BENEFICIALLY                        8.      SHARED VOTING POWER                                    1,147,156

 OWNED BY
   EACH                             9.      SOLE DISPOSITIVE POWER                                    80,025
REPORTING
  PERSON
   WITH                             10.     SHARED DISPOSITIVE POWER                               1,147,156

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            1,227,181

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.8%(BASED ON 8,190,505 SHARES OF COMMON STOCK ISSUED
                  AND OUTSTANDING ON MARCH 6, 1998 AND 80,025 SHARES OF
                  COMMON STOCK ISSUABLE TO MR. HARRIS UPON EXERCISE OF
                  PRESENTLY EXERCISABLE OPTIONS)

14.      TYPE OF REPORTING PERSON*
                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         (Continued on following pages)

                               Page 2 of 20 Pages
                            Exhibit Index on Page 9

CUSIP NO. 731513 10 7

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  MOLLY HARRIS

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a)          [ ]
                                                                                             (b)          [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES

  NUMBER OF                         7.      SOLE VOTING POWER                                            0
  SHARES
BENEFICIALLY                        8.      SHARED VOTING POWER                                  1,147,156

 OWNED BY
   EACH                             9.      SOLE DISPOSITIVE POWER                                       0
REPORTING
  PERSON
   WITH                             10.     SHARED DISPOSITIVE POWER                             1,147,156

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            1,147,156

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.0%(BASED ON 8,190,505 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING ON
                  MARCH 6, 1998)

14.      TYPE OF REPORTING PERSON*
                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         (Continued on following pages)

                               Page 3 of 20 Pages
                            Exhibit Index on Page 9

CUSIP NO. 731513 10 7

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  WILLIAM CARL DREW

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a)          [ ]
                                                                                             (b)          [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES

  NUMBER OF                         7.      SOLE VOTING POWER                                         0
   SHARES
BENEFICIALLY                        8.      SHARED VOTING POWER                                  35,000

 OWNED BY
   EACH                             9.      SOLE DISPOSITIVE POWER                                    0
REPORTING
  PERSON
   WITH                             10.     SHARED DISPOSITIVE POWER                             35,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            35,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.4% (BASED ON 8,190,505 SHARES OF COMMON STOCK ISSUED AND
                  OUTSTANDING ON MARCH 6, 1998 AND 10,000 SHARES OF
                  COMMON STOCK ISSUABLE TO MR. DREW UPON EXERCISE OF PRESENTLY
                  EXERCISABLE OPTIONS)

14.      TYPE OF REPORTING PERSON*
                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 20 Pages
                            Exhibit Index on Page 9

                STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Pollo Tropical, Inc., a Florida corporation (the "Company"). The Company's principal executive office is at 7300 N. Kendall Drive, 8th Floor, Miami, Florida 33156.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed jointly pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by: (i) Larry J. Harris, (ii) Molly Harris, and (iii) William Carl Drew (individually, a "Reporting Person" and, collectively, the "Reporting Persons").

         Information with respect to each Reporting Person is given solely by such Reporting Person, no Reporting Person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person, and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only.

         The Reporting Persons may be deemed to constitute a "group" for purposes of Rule 13d-3 under the Exchange Act.

         (b) The business address of each of Larry J. Harris and William Carl Drew is 7300 N. Kendall Drive, 8th Floor, Miami, Florida 33156. The residence address of Molly Harris is 10221 Southwest 143rd Street, Miami, Florida 33176.

         (c) The principal occupation or employment of each of the following Reporting Persons is: (i) Larry J. Harris is the Chairman of the Board of Directors and Chief Executive Officer and a director of the Company; (ii) William Carl Drew is the Vice President of Finance and Chief Financial Officer of the Company; and (iii) Molly Harris, the spouse of Larry J. Harris, is not currently employed.

         The Company owns, operates and franchises quick-service restaurants featuring grilled fresh chicken, marinated in a proprietary blend of tropical fruit juices and spices, and authentic "made from scratch" side dishes. The address of the Company is 7300 N. Kendall Drive, 8th Floor, Miami, Florida 33156.

         (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


                               Page 5 of 20 Pages
                            Exhibit Index on Page 9

         (f) Each of the Reporting Persons is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Except for shares of Common Stock acquired by the exercise of options and shares of Common Stock that Larry J. Harris has the right to purchase pursuant to presently exercisable options, each of Larry J. Harris and Molly Harris has held the shares of Common Stock beneficially owned by them as reported herein for more than four years. Except for shares of Common Stock that William Carl Drew has the right to purchase pursuant to presently exercisable options, William Carl Drew has held the shares of Common Stock beneficially owned by him as reported herein for more than one year. No funds were involved in the formation of the group by the Reporting Persons. It is presently anticipated that the source of funds for the transactions proposed by the Reporting Persons as described in Item 4 will be equity capital that will be provided primarily by Quad-C, Inc. on terms to be negotiated between the Reporting Persons and Quad-C, Inc., and loans from financial institutions on terms to be negotiated.

ITEM 4.  PURPOSE OF TRANSACTION.

         On March 6, 1998, the Reporting Persons presented to the Company's Board of Directors a proposal, subject to certain terms and conditions, for the merger of the Company with a company to be formed by the Reporting Persons pursuant to which the shareholders of the Company, other than the Reporting Persons, would receive $9.50 per share in cash for their shares of Common Stock. The Board of Directors of the Company held a meeting on March 6, 1998, at which the Board indicated that it was not prepared to submit the offer of $9.50 per share for consideration by a special committee of the Board of Directors. Following this meeting, the Reporting Persons withdrew their proposal on March 8, 1998.

         On March 13, 1998, the Reporting Persons submitted a revised proposal (the "Revised Proposal") to the Company's Board of Directors whereby the shareholders of the Company, other than the Reporting Persons, would receive $10.00 per share in cash for their shares of Common Stock (the "Proposed Transaction"). At a meeting of the Board of Directors on March 13, 1998, the Board of Directors referred the Revised Proposal to a special committee of disinterested directors which was established to evaluate and consider the Revised Proposal. The Board of Directors also authorized the special committee to engage financial and legal advisors to assist it in evaluating and considering the Revised Proposal. The Proposed Transaction is subject, among other things, to (i) entering into a definitive merger agreement with the Company, (ii) approval of the transaction by a special committee of the Board of Directors of the Company, the full Board of Directors of the Company and the Company's shareholders, (iii) receipt of satisfactory financing for the Proposed Transaction, (iv) the absence of any dividend declarations or payments by the Company, and (v) receipt of a fairness opinion from the financial advisor to the special committee of the Board of Directors of the Company stating that the Proposed Transaction is fair, from a financial point of view, to the shareholders of the Company.

         The Reporting Persons have engaged Wheat First Union to advise them with respect to the Proposed Transaction. In addition, the Reporting Persons have received a letter from Quad-C, Inc. dated March 12, 1998 confirming its interest in providing the common equity necessary to support the Proposed Transaction, subject to customary conditions and confirmatory due diligence. In its letter, Quad-C, Inc. also confirmed that it has received a letter from a financial institution expressing such institution's interest in providing, subject to customary conditions, the senior debt financing required for the Proposed Transaction.


                               Page 6 of 20 Pages
                            Exhibit Index on Page 9

         The Proposed Transaction would, if and when consummated, result in the Company's Common Stock (i) ceasing to be authorized for quotation on the Nasdaq National Market and (ii) becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

         Except as set forth herein or in connection with the Proposed Transaction, and until such time, if at all, as the Proposed Transaction is consummated, no Reporting Person has any present plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons may be deemed to be a group within the meaning of Rule 13d-5 under the Exchange Act and, therefore, such group may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of all of the shares of Common Stock beneficially owned by each member of such group, or an aggregate of 1,262,181 shares of Common Stock of the Company, representing (based on 8,190,505 shares of Common Stock which were issued and outstanding on March 6, 1998 and the portion of options to purchase shares of Common Stock held by any of the Reporting Persons which were then exercisable or become exercisable within 60 days after the date hereof) approximately 15.2% of the total of the outstanding shares of Common Stock and such portion of such options.

         Larry J. Harris is the beneficial owner of 1,147,156 (14.0%) shares of Common Stock. In addition, Larry J. Harris has the right to purchase 80,025 shares of Common Stock at an exercise price of $13.50 per share upon the exercise of presently exercisable options.

         Molly Harris is the beneficial owner of 1,147,156 (14.0%) shares of Common Stock.

         William Carl Drew is the beneficial owner of 25,000 (0.3%) shares of Common Stock which he jointly owns with rights of survivorship with his spouse, Laurie Drew. Laurie Drew, a Canadian citizen, is not currently employed and has a residence address at 11107 Des Moines Court, Cooper City, Florida 33026. Laurie Drew has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. During the last five years, Laurie Drew has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. In addition, William Carl Drew (i) has the right to purchase 10,000 shares of Common Stock at an exercise price of $4.50 per share upon the exercise of presently exercisable options, (ii) holds options to purchase 8,000 shares of Common Stock at an exercise price of $4.50 per share, which options become exercisable on April 15, 1999, (iii) holds options to purchase 12,000 shares of Common Stock at an exercise price of $4.50 per share, which options become exercisable on April 15, 2000, and (iv) holds options to purchase 10,000 shares of Common Stock at an exercise price of $8.00 per share, one-third of which options become exercisable on February 4, 1999, 2000 and 2001, respectively.


                               Page 7 of 20 Pages
                            Exhibit Index on Page 9

         (b) The following is information concerning the nature of each Reporting Person's beneficial ownership of Common Stock:


                                  Sole Power to Vote or                  Shared Power to Vote or
                                    Direct the Vote/                        Direct the Vote/
                                Sole Power to Dispose or               Shared Power to Dispose or
                                 Direct the Disposition                  Direct the Disposition
                              ----------------------------            ----------------------------
                                    Number of Shares                        Number of Shares
                              ----------------------------            ----------------------------
Larry J. Harris                          80,025                                 1,147,156
Molly Harris                                0                                   1,147,156
William Carl Drew                           0                                      35,000



------------------------------

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the knowledge of each Reporting Person on the date hereof, except to the extent reflected in the proposal described in Item 4, and as set forth below or in the Exhibits filed herewith, no Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies:

         (a) Larry J. Harris holds options to purchase 80,025 shares of Common Stock at an exercise price of $13.50 per share granted to him on August 20, 1993 under the Company's 1993 Stock Option Plan, which option is presently exercisable in full and expires on August 20, 2003.

         (b) William Carl Drew holds options to purchase (i) 10,000 shares of Common Stock at an exercise price of $4.50 per share granted to him on April 15, 1996 under the Company's 1995 Stock Option Plan, which options are presently exercisable in full and expire on April 15, 2005, (ii) 8,000 shares of Common Stock at an exercise price of $4.50 per share granted to him on April 15, 1996 under the Company's 1995 Stock Option Plan, which options become exercisable in full on April 15, 1998 and expire on April 15, 2005, (iii) 12,000 shares of Common Stock at an exercise price of $4.50 per share granted to him on April 15, 1996 under the Company's 1995 Stock Option Plan, which options become exercisable in full on April 15, 1999 and expire on April 15, 2005, and (iv) 10,000 shares of Common Stock at an exercise price of $8.00 per share granted to him on February 4, 1998 under the Company's 1995 Stock Option Plan, one-third of which options become exercisable on February 4, 1999, 2000 and 2001, respectively, and all of which expire on April 15, 2005.


                               Page 8 of 20 Pages
                            Exhibit Index on Page 9

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit                                       Description
      1                Joint Filing Agreement dated as of March 16, 1998 among Larry J.
                       Harris, Molly Harris and William Carl Drew.

      2                Proposal dated March 6, 1998 on behalf of Larry J. Harris, Molly
                       Harris and William Carl Drew to the Board of Directors of the
                       Company (the "Original Proposal").

      3                Letter dated March 8, 1998 on behalf of Larry J. Harris, Molly Harris and William Carl Drew to the Board of Directors of the Company
                       withdrawing the Original Proposal.

      4                Revised Proposal dated March 13, 1998 on behalf of Larry J. Harris,
                       Molly Harris and William Carl Drew to the Board of Directors of the
                       Company.

      5                Letter of Interest dated March 12, 1998 from Quad-C, Inc. to Larry J. Harris.

      6                Letter Agreement dated March 12, 1998 between Quad-C, Inc. and Larry J. Harris.


                               Page 9 of 20 Pages
                            Exhibit Index on Page 9

                                   SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   March 16, 1998

                                                    /s/ Larry J. Harris
                                             ----------------------------------
                                                    Larry J. Harris

                                                    /s/ Molly Harris
                                             ----------------------------------
                                                    Molly Harris

                                                    /s/ William Carl Drew
                                             ----------------------------------
                                                    William Carl Drew



                              Page 10 of 20 Pages
                            Exhibit Index on Page 9